Exhibit 99.1

FOR IMMEDIATE RELEASE

MEDIA CONTACT:	INVESTOR CONTACTS:
Bob Purcell Ph: 866 964 8256 Paul McSharry Ph: 353 1 663 3600	Chris Burns Ph: 800 252 3526 David Marshall Ph: 353 1 709 4444

ELAN CORPORATION PLC ANNOUNCES EXPIRATION OF ASSET SALE
OFFER TO PURCHASE UP TO $186,000,000 OF 8 7/8% SENIOR FIXED
RATE NOTES DUE 2013 AND FLOATING RATE NOTES DUE 2013

DUBLIN, IRELAND -- September 30, 2010 –Elan Corporation, plc (“Elan”) (NYSE: ELN) today announced the expiration and final results of the previously announced asset sale offer to purchase up to $186,000,000 aggregate principal amount of the 8 7/8% Senior Fixed Rate Notes due 2013 (the “2013 Fixed Rate Notes”) and the Floating Rate Notes Due 2013 (the “2013 Floating Rate Notes” together with the 2013 Fixed Rate Notes, the “2013 Notes”) issued by Elan’s wholly-owned subsidiaries, Elan Finance public limited company (“Elan Finance”) and Elan Finance Corp. (“Elan Corp” and together with Elan Finance, the “Co-Issuers”). The asset sale offer expired at 11:59 p.m., New York City time, on September 29, 2010, (the “Expiration Date”).

The Co-Issuers received tenders in respect of $15.5 million aggregate principal amount of the 2013 Fixed Rate Notes, representing approximately 3.3% of the total outstanding 2013 Fixed Rate Notes and $139.5 million aggregate principal amount of the 2013 Floating Rate Notes, representing approximately 93.0% of the total outstanding 2013 Floating Rate Notes, all of which have been accepted for purchase by the Co-Issuers.  The holders of such Notes are entitled to receive consideration of $1,000 per $1,000 of principal amount tendered.  The total cash payment to purchase such Notes, including accrued and unpaid interest up to, but not including, the final payment date, is approximately $156.0 million.  Such payment is expected to be made on or about September 30, 2010.

Following completion of the asset sale offer, approximately $449.5 million aggregate principal of the 2013 Fixed Rate Notes and approximately $10.5 million aggregate principal of the 2013 Floating Rate Notes remain outstanding.

The terms and conditions of the asset sale offer, including the Co-Issuers’ obligation to accept the Notes tendered and pay the purchase price therefor, are set forth in the Co-Issuers’ Offer to Purchase dated August 30, 2010.  Pursuant to the terms of the asset sale offer, Notes not tendered in this asset sale offer remain outstanding, and the terms and conditions governing the Notes, including the covenants and other provisions contained in the indenture governing the Notes, will remain unchanged.  From time to time, the Co-Issuers, Elan or its subsidiaries may acquire Notes that were not tendered or purchased in the asset sale offer through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as the Co-Issuers, Elan or its subsidiaries may determine, which may be more or less than the price to be paid pursuant to the asset sale offer and could be for cash or other consideration. Alternatively, the Co-Issuers may, subject to certain conditions, repurchase any or all of the remaining outstanding Notes at any time we are permitted to do so under the indenture governing the Notes.

D.F. King & Co., Inc. served as the information agent and the depositary for the asset sale offer.

Neither Elan, its board of directors, the Co-Issuers nor the information agent and depositary made any recommendation as to whether holders of the Notes should have tendered or refrained from tendering the Notes.

This announcement does not constitute an offer to purchase or a solicitation of an offer to sell securities. The asset sale offer was made solely by means of the offer to purchase.  In any jurisdiction where the laws require an asset sale offer to be made by a licensed broker or dealer, the asset sale offer will be deemed to have been made on behalf of the Co-Issuers by the one or more registered brokers or dealers under the laws of such jurisdiction.

About Elan Corporation, plc

Elan Corporation, plc is a neuroscience-based biotechnology company focused on discovering and developing advanced therapies in neurodegeneration and autoimmune diseases, and realizing the potential of its scientific discoveries to benefit patients and shareholders. The company has two business units: BioNeurology, focused on Alzheimer’s and Parkinson's diseases and multiple sclerosis; and Elan Drug Technologies (EDT), a leading drug delivery business, which has over a dozen programs in late-stage development. Elan's marketed products include TYSABRI®, a treatment for multiple sclerosis and Crohn's disease marketed in collaboration with Biogen Idec, which has over $1 billion in global sales annually. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Safe Harbor/Forward-Looking Statements

This press release does not constitute an offer to sell or the solicitation of an offer to buy the 2013 Notes or any other security and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful. Any offers of the 2013 Notes will be made only by means of an offer to purchase.

The information contained in this press release is not for publication or distribution in Canada, Australia or Japan and does not constitute an offer of securities for sale in Canada, Australia or Japan.

In the United Kingdom, this press release is directed only at (i) Persons who have professional experience in matters relating to investments falling within Article 19(1) of The Financial Services And Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") and (ii) High Net Worth Entities falling within Article 49(2) of The Order and (iii) persons to whom it would otherwise be lawful to distribute it (all such persons together being referred to as "Relevant Persons").

In addition, if and to the extent that this press release is communicated in, or the offer of securities to which it relates is made in, any EEA member state that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any member state, the “Prospectus Directive”), this press release and the offering of any securities described herein are only addressed to and directed at persons in that member state who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that member state. This press release does not constitute a prospectus within the meaning of the Prospectus Directive. This press release constitutes an advertisement for the purposes of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005. Investors are referred to the offering memorandum issued by Elan in connection with the offering of the 2013 Notes, copies of which are available, in electronic form, on Elan’s website at www.elan.com.

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, the completion of the offering and the expected application of the net proceeds of the offering. You can identify these statements by the fact that they use words such as “expect”, “estimate”, and “intend” and other words and terms of similar meaning in connection with any discussion of future events. Factors that could affect whether the offering is completed and the proceeds are applied as expected include, among other things, uncertainties related to corporate debt securities generally, the securities of biotechnology companies generally and for Elan’s debt securities in particular. A further list and description of risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Source: Elan Corporation, plc

###

3